ISSUED ON BEHALF OF REED ELSEVIER PLC

19 December 2014

Director Declaration

Pursuant to Listing Rule 9.6.14(2), Reed Elsevier PLC (“the Company”) announces that
Dr Wolfhart Hauser, a Non-Executive Director of the Company, is to be appointed as a Non-Executive Director of Associated British Foods plc with effect from 14 January 2015. Associated British Foods plc is listed on the London Stock Exchange.